

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

November 29, 2016

Roland C. Smith
Chief Executive Officer
Office Depot, Inc.
6600 North Military Trail
Boca Raton, FL 33496

   Re: Office Depot, Inc.
    Form 10-K for Fiscal Year Ended December 26, 2015
    Filed February 23, 2016
    Amended Form 10-K for Fiscal Year Ended December 26, 2015
    Filed April 22, 2016
    File No. 1-10948

Dear Mr. Smith:

   We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing your response to these comments, we may have additional comments.

Amended Form 10-K:

Item 13. Certain Relationships and Related Transactions, and Director Independence, page 55.

1. We note your disclosure of your Related Person Transactions Policy. We further note your disclosure that "During 2015, all transactions that were potentially subject to the Policy were reviewed and approved or ratified by the Corporate Governance and Nominating Committee." If there were any transactions with related persons within the meaning of Item 404(a) of Regulation S-K, you are required to disclose the details of such transactions. Please confirm supplementally whether there were any related party transactions in 2015 within the meaning of Item 404(a) of Regulation S-K. In future filings, please provide the disclosure required by Item 404(a) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Scott Anderegg, Attorney Adviser, at (202) 551-3342, or Jacqueline Kaufman, Attorney Adviser, (202) 551-3797, or me at (202) 551-3720 if you have questions regarding the comments.

Sincerely,

/s/ Jacqueline Kaufman for

Mara L. Ransom
Assistant Director
Office of Consumer Products